UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF THE DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35431

HOME LOAN SERVICING SOLUTIONS, LTD.

(Hexagon Merger Sub, Ltd. as successor by merger to Home Loan Servicing Solutions, Ltd.)

(Exact name of registrant as specified in its charter)

1345 Avenue of the Americas, 46th Floor

New York, New York

(212) 479-3150

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate or suspect the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Home Loan Servicing Solutions, Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 23, 2015	By:	/s/ Cameron MacDougall
	Name:	Cameron MacDougall
	Title:	Director